Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

	Year Ended December 31,
	2006		2005	2004	2003	2002
Excluding Interest on Deposits:
Fixed Charges:
Interest Expense (excluding interest on deposits)	$1,172		882	563	498	502
One-Third of Rents, Net of Income from Subleases	22		19	15	14	11

Total Fixed Charges	$1,194		901	578	512	513

Earnings:
Income from Continuing Operations
Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,627		2,208	2,237	2,438	2,299
Fixed Charges	1,194		901	578	512	513

Total Earnings	$2,821		3,109	2,815	2,950	2,812

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	2.36	x	3.45	4.87	5.76	5.48

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$3,082		2,030	1,102	1,086	1,430
One-Third of Rents, Net of Income from Subleases	22		19	15	14	11

Total Fixed Charges	$3,104		2,049	1,117	1,100	1,441

Earnings:
Income from Continuing Operations
Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$1,627		2,208	2,237	2,438	2,299
Fixed Charges	3,104		2,049	1,117	1,100	1,441

Total Earnings	$4,731		4,257	3,354	3,538	3,740

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	1.52	x	2.08	3.00	3.22	2.60